

September 23, 2014

Via E-mail
Robert Bearden
Chief Executive Officer
Hortonworks, Inc.
3460 W. Bayshore Road
Palo Alto, CA 94303

> **Re:** **Hortonworks, Inc.**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted September 8, 2014**
> **CIK No. 0001610532**

Dear Mr. Bearden:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated August 27, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

1. We note your response to prior comment 1 regarding whether you are substantially dependent on your agreement with Microsoft. We continue to believe that you should file this agreement under Item 601(b)(10) of Regulation S-K given your sales from Microsoft for the quarter ended June 30, 2014 is 20.7% of your total revenue and the impact of your joint engineering efforts with Microsoft on your cost of revenue described on page 55.

<u>Critical Accounting Policies and Estimates</u>

<u>Stock-Based Compensation, page 65</u>

2.   We note your response to prior comment 3 that you held an organizational meeting on May 14, 2014 to discuss the possibility of an IPO. Please tell us when you first initiated discussions with underwriters and whether the underwriters have communicated their estimated price range and amount for your stock.

3.   We also note in your response to prior comment 3 that the increase in the fair value of your common stock from $4.23 per share in April 2014 to $6.85 per share in May 2014 was the result of the reassessment of various liquidity options and the decreased uncertainty related to a potential IPO, which is reflected through the transition from the OPM to the PWERM in the valuations. Please tell us the equity value used for your valuation in April 2014 and the equity values used for each outcome under the PWERM and in the OPM for your May 2014 valuation. Additionally, considering the significant increase in your common stock in less than a month with no changes in events or key operational milestones occurring between these dates as disclosed on pages 49, please explain any significant differences in the enterprise or equity values used in these valuations.

4.   We note your disclosure on pages 66 and 67 that in determining the fair value of your common stock you used the market approach by applying market multiples of comparable publicly-traded companies in the same industry or similar lines of business. Please tell us the comparable publicly-traded companies used in your valuations at each grant date during the 12 months prior to the date of the most recent balance sheet date included in your registration statement. As part of your response, please tell us the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and provide an explanation for any changes to the set of comparable publicly-traded companies during this time period.

5.   Please also tell us whether the same set of comparable publicly-traded companies used in your common stock valuations were the same companies used in determining the expected volatility assumption for your stock option valuations. For any differences, please explain the reasons for such differences.

<u>Certain Relationships and Related Party Transactions, page 101</u>

6.   We note your response to prior comment 5 regarding the consideration you received in connection with the issuance of the Yahoo! June 2014 Warrant. Please revise to provide sufficient details of your consideration so a potential investor may evaluate this related party transaction. Your descriptions of "certain rights" and approvals of "certain corporate transactions" are too vague to be meaningful.

Notes to Consolidated Financial Statements

Note 9: Common Stock Warrant (unaudited), page F-24

7.   We note that the Yahoo! common stock warrant will only vest upon the occurrence of a
        corporate event, including the IPO, liquidation, dissolution, or winding up of the
        company and that you recorded the fair value of the of the warrant as an expense and a
        long-term liability during the six months ended June 30, 2014. Please tell us your basis
        for recording the fair value of the warrant prior to the occurrence of a corporate event and
        whether you determined the occurrence of a corporate event was probable. Please also
        tell us why your accounting for this warrant differs from your preferred stock warrant
        issued to Yahoo! considering the nature of the contingent event that affects
        exercisability/vesting is similar. We refer you to ASC 718-10-25-20 by analogy.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Richard A. Kline, Esq.
        Goodwin Proctor LLP